Form 51–102F3

Material Change Report

Item 1	Name and Address of Company

PhotoChannel Networks Inc.
425 Carrall St., Suite 590
Vancouver, BC V6B 6E3
(the “Company”)

Item 2	Date of Material Change

April 25, 2007

Item 3	News Release

The Company disseminated a news release via CCN Matthews on April 25, 2007.

Item 4	Summary of Material Changes

The Company announced it is to make cash offer for all the Outstanding Shares of Picology Plc.

Item 5	Full Description of Material Change

The Company announced that it has reached an agreement with the board of directors of Pixology PLC (“Pixology”) on a recommended all cash offer by PhotoChannel Networks for all of the issued and to be issued shares of Pixology (the “Offer”) for 40.0 pence per Pixology share (approximately Cdn$0.90 per Pixology share). Pixology currently has 20,273,840 ordinary shares issued and outstanding. The Offer values the existing issued share capital of Pixology at approximately £8.1 million (approximately Cdn$18,225,000). The Offer Price represents a premium of approximately: 55.3 per cent. to the closing price of 25.75 pence per Pixology Share on 25 April 2007, the last Business Day prior to the announcement of the Offer; and 19.4 per cent. to the Closing Price of 33.5 pence per Pixology Share on 24 October 2006, being the last Business Day prior to the commencement of the offer period. PhotoChannel Networks will use its currently available cash reserves to complete the acquisition.

PhotoChannel Networks has received irrevocable undertakings to accept the Offer in respect of 11,126,305 Pixology Shares, representing approximately 54.9 per cent. of Pixology's issued share capital. The Offer is conditional upon, inter alia, valid acceptances being received in respect of the Offer (and not, where permitted, withdrawn), which will result in PhotoChannel Networks holding Pixology Shares carrying more than 90 per cent. of the voting rights normally exercisable at general meetings of Pixology.

Reasons for the Offer

PhotoChannel Networks has for some time regarded Pixology as an attractive business. PhotoChannel Networks and Pixology have held preliminary discussions with respect to a possible business combination on a number of occasions in the past.

Strategic fit
PhotoChannel Networks is based in Vancouver, Canada and operates primarily in North America. Part of its strategy is to expand into Latin America, Asia and Australia. Pixology is based in the UK and operates primarily in the UK and the USA. The PhotoChannel Networks Directors believe that the enlarged group will be able to expand into Europe from a UK base and the Vancouver operations of PhotoChannel Networks will be able to support Pixology's North American customer base.

Technology and products
PhotoChannel Networks has strong, well defined and state-of-the-art on-line technology, which is well accepted by its customers. Pixology has excellent in-store kiosk software which has also been well received by its customers. PhotoChannel Networks believes that both technologies can be brought together in order to offer customers a more comprehensive, integrated product range.

Customers
Although PhotoChannel Networks and Pixology do have some customers in common in North America, the PhotoChannel Networks Directors firmly believe that each company will have access to an expanded customer base as part of the enlarged group.

Critical mass
The enlarged group will have a greater critical mass, both financially and in terms of customer base, than either PhotoChannel Networks or Pixology will as standalone entities. The PhotoChannel Networks Directors believe that this will enable the enlarged group to compete with major competitors more effectively than independently.

The PhotoChannel Networks Directors intend to continue to develop the business of Pixology both in terms of its technology and its international reach. Following completion of the Offer, it is intended that existing customers of both companies will benefit from a wider range of services and greater efficiency. It is intended that the existing fixed assets of Pixology, being primarily intellectual property relating to software and systems and in-store kiosks, will continue to be employed and developed within the enlarged group.

The headquarters of the enlarged group will be Vancouver, Canada, although a substantial UK presence will be maintained to satisfy customer needs and to continue to develop Pixology’s technology. The PhotoChannel Networks Directors believe that there will be some rationalization of staff numbers in the immediate and near term across the enlarged group, particularly in areas that are duplicated across the two companies.

The PhotoChannel Networks Directors believe that the Offer is fully justified by the fact that the enlarged group will have the potential to achieve the following:

  Growth in its customer base;
  Significant technology improvements;

  Increased range of services offered; and
  International expansion opportunities.

The complete offer announcement made under the Rule 2.5 of the United Kingdom’s City Code on Takeovers and Mergers will be made available on the PhotoChannel Networks’ website at www.photochannel.com. The formal Offer Document and accompanying Form of Acceptance will be posted shortly.

This news release does not constitute, or form part of, any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document which, when issued, will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The availability of the Offer to Pixology Shareholders who are not resident in United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be set out in the Offer Document.

The Offer will not be made, directly or indirectly, in or into, any jurisdiction where to do so would offend the laws of that jurisdiction. The Offer to Pixology Shareholders in the United States or who are otherwise US persons under US securities laws is being made on the basis that the Offer is exempt from certain provisions of the United States Securities Exchange Act of 1934 (the "Exchange Act") that regulate tender offers. Acceptance of the Offer by such Pixology Shareholders is conditional upon the Offer being exempt from these requirements of the Exchange Act.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

To obtain further information please contact the Chief Financial Officer, Robert Chisholm at (604) 893-8955.

Item 9	Date of Report

May 1, 2007.